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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

PECHINEY
(Name of subject company)

PECHINEY
(Name of person filing statement)

Common Shares, nominal value €15.25 per Common Share
American Depositary Shares, each representing one-half of a Common Share
(Title of class of securities)

705151207
(CUSIP Number of class of securities)

Olivier Mallet
Chief Financial Officer
7, place du Chancelier Adenauer
75116 Paris, France
+33 (1) 56 28 20 00
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person filing statement)

COPY TO:
George A. Casey, Esq.
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
+44 20 7655 5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This amendment constitutes Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission, on October 27, 2003 by Pechiney, a corporation with a board of directors (société anonyme à conseil d'administration) incorporated under the laws of France, and as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on November 7, 2003 and Amendment No. 2 to the Schedule 14D-9 filed with the SEC on November 19, 2003. The information in the Schedule 14D-9 is hereby expressly incorporated by reference in this Amendment No. 3, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9. The Schedule 14D-9 was filed with respect to the tender offer by Alcan, to exchange, upon the terms and subject to the conditions set forth in the Offer to Exchange filed on Form S-4, dated October 24, 2003, and in the related letters of transmittal (a) for each Pechiney Common Share, each 10 Pechiney BARs or each two Pechiney ADSs tendered, (i) €24.60 in cash and (ii) the number of Alcan Common Shares equal to 22.9 divided by the greater of (1) 27.4 and (2) the Average Value, provided that this number of Alcan Common Shares shall in no event be less than 0.6001 and (b) for each Pechiney OCEANE tendered, €83.40 in cash.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

        Item 3 is hereby amended and supplemented by adding the following after the last paragraph of Item 3 (c)(ii):

  (d) Changes of Directors and Executive Officers

        On December 16, 2003, the Pechiney Board ended Jean-Pierre Rodier's term as Chairman and Chief Executive of Pechiney. The Pechiney Board appointed Travis Engen, Alcan's President and Chief Executive Officer, as Pechiney's new Chairman and Chief Executive. Further, François Ailleret, Etienne Davignon, Jean-François Dehecq, Germaine Gibara and Baudoin Prot resigned from the Pechiney Board, while Travis Engen, Yves Fortier, Daniel Gagnier, David McAusland, Geoffery Merszei and Christine Morin-Postel were appointed to the Pechiney Board.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PECHINEY
By:	/s/ ANTOINE BIED-CHARRETON
	Name:	Antoine Bied-Charreton
	Title:	Senior Vice President General Counsel and Board Secretary

Dated: December 16, 2003

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  Item 3. Past Contacts, Transactions, Negotiations and Agreements
SIGNATURE